HEAD OFFICE



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com



April 1, 2003

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636 Turkiye Garanti Bank

The Ordinary General Shareholders' meeting of Garanti Bank was held on March 28, 2003, Friday at 14:30 at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2 Besiktas-Istanbul, and the following agenda was discussed and accepted.

- The number of the members of the Board of Directors is determined to be eight and the following names were selected for a term of three years;
  - Yücel Çelik, Aclan Acar, Ahmet Kamil Esirtgen, and Hüsnü Akhan, representing Doğuş Holding A.Ş.,
  - Ferit Faik Şahenk representing Doğuş İnşaat ve Tic. A.Ş.,
  - Ahmet Mahfi Eğilmez representing Somtaş Tarım ve Ticaret A.Ş.,
  - Süleyman Sözen representing Doğuş Yapı Sanayi A.Ş.,
  - Sincar Toker representing Doğuş Nakliyat ve Ticaret A.Ş.

- Selahi İçtem and Altan Reha Göksu were elected as the auditors for a term of three years
- The selection of KPMG - Cevdet Suner Denetim ve Yeminli Mali Müşavirlik as the External Audit Company was approved
- After setting aside the legal reserves from net income of TL123,074,000,000,000.-, belonging to year 2002, General Assembly of Garanti Bank has decided to transfer the remaining TL116,920,300,000,000.- into extraordinary reserves account.

Yours sincerely,

Olca ERDOST	Funda GÜNGÖR
Vice President	Senior Vice President
Investor Relations	Corporate Strategy, Business Development & Investor Relations